SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2nd floor
                                    Piedade
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                   Yes     No  X
                                       ---    ---

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                                                            MATERIAL FACT
                                                            -------------------
                                                            04 March 2004




                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                      CNPJ/MF no. 02.558.156/0001-18
                           NIRE no. 2630001109-3
                                 Public Company


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 TIM NORDESTE TELECOMUNICACOES S.A.                   TELASA CELULAR S.A.

(current name of TELPE CELULAR S.A.)             CNPJ/MF no. 02.328.592/0001-09
                                                      NIRE no. 2730000294-0
    CNPJ/MF no. 02.336.993/0001-00                        Public Company
        NIRE no. 2630001043-7
           Public Company

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         TELPA CELULAR S.A.                          TELECEARA CELULAR S.A.

    CNPJ/MF no. 02.322.271/0001-99                 CNPJ/MF no. 02.338114/0001-71
        NIRE no. 2530000931-1                          NIRE no. 2330002025-1
           Public Company                                Public Company


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        TELEPISA CELULAR S.A.                         TELERN CELULAR S.A.

    CNPJ/MF no. 02.368.412/0001-04                CNPJ/MF no. 02.332.973/0001-53
        NIRE no. 2230000245-7                          NIRE no. 2430000381-1
           Public Company                                 Public Company

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                                  MATERIAL FACT


TELENORDESTE CELULAR PARTICIPACOES S.A. ("TND"), jointly with TIM NORDESTE TELECOMUNICACOES S.A. (current name of TELPE CELULAR S.A. ("TIM NORDESTE" or "Surviving Entity")); TELASA CELULAR S.A. ("TELASA"); TELPA CELULAR S.A. ("TELPA"); TELECEARA CELULAR S.A. ("TELECEARA"); TELEPISA CELULAR S.A. ("TELEPISA"); and TELERN CELULAR S.A. ("TELERN") (the latter five companies jointly referred as "Operators" or "Merged Companies"), all controlled by TND, based on provision of paragraph 4, art. 157 of the Law no. 6.404/76 CVM Instruction no. 358/02, as amended by Instruction CVM no. 369/02, hereby inform to the shareholders, to the market and to interested third parties the following Material Fact:

1. The merger of the Operators by TIM NORDESTE and purposes of this Material Fact announcement. According to the Material Fact announcements published on January 15, 2004 and February 03, 2004, the merger of the Operators by TIM NORDESTE was approved by the relevant Extraordinary General Meetings of the companies involved on January 30, 2004. The purposes of this Material Fact announcement are to provide additional clarification to the provisions of the above-mentioned Material Fact announcements, regarding the following: (a) treatment given to fractions of 1000-share lots issued by TIM NORDESTE in exchange for share lots of the Merged Companies; (b) extension to March 31, 2004, the term to exercise the withdrawal rights; and (c) additional clarifications regarding compensatory mechanisms and advantages arising out of the exchange of preferred shares of the Merged Companies for class B preferred shares of TIM NORDESTE.

2. Treatment given to fractions of 1000-Share lots issued by TIM NORDESTE in exchange for share lots of the Merged Companies. (A) regarding the shareholders of Merged Companies who do not hold enough number of shares to complete the minimum of one lot of one thousand shares of TIM NORDESTE, such shareholders will have the option to receive, through donation from TND, the minimum number of shares required to complete the minimum lot of 1000 shares (B) regarding the other shareholders who hold fractions of 1000-share lots of the Surviving Entity, such shareholders shall have the option to: (1) sell such fractions to the controlling shareholder of TIM NORDESTE, TND, for a price equal to the economic valuation of such shares, used to establish the exchange ratio of shares of the Merged Companies for shares of the Surviving Entity (mentioned in the last column of the table set forth in item 8 of the Material Fact announcement published on January 15, 2004) or (2) buy, from the controlling shareholder of TIM NORDESTE, TND, fractions of lots of shares from TIM NORDESTE required to complete the additional one-thousand share lot from TIM NORDESTE.

3. Exercise term of the options mentioned in Item 2 and treatment in case of non exercise. The Options in the aforementioned item 2 may be exercised until March 31, 2004, inclusive, in any branch of Bank ABN-AMRO Real S.A. Any questions regarding such procedures shall be clarified by the Shareholders Management Services of of Bank ABN-AMRO Real S.A., located at Av. Brigadeiro Luiz Antonio, no. 2020, 6th floor, Edificio Banco Sudameris Brasil, Bela Vista, Sao Paulo, State of Sao Paulo, or through the telephone number (11) 2192.2411. In case of shareholders who do not register until the end of term mentioned herein (whether such shareholders are referred in sub-item A or in Sub-item 2 of above-mentioned
Item 2), their relevant lot fractions shall be grouped and sold in Sociedade Operadora de Ativos - SOMA, for market price, and the relevant amount shall be rated among shareholders based on the number of shares then owned, and credited to the relevant shareholder. The same treatment will be given to fractions of lots that could not be grouped, provided that such fractions shall be sold in the fraction market.

4. Extension of term to exercise the withdrawal rights. To equalize the term to exercise the options provided for in item 2 above and the exercise term for withdrawal rights, the latter shall be extended to March 31, 2004.

5. Additional clarifications regarding compensatory mechanisms and advantages arising out of the exchange of preferred shares of the merged companies for class B preferred shares of TIM NORDESTE. As already informed in item 15 of the Material Fact announcement published on January 15, 2004, all preferred shareholders of the Merged Companies shall receive Class B preferred shares from the Surviving Entity. Such procedure was adopted to: (a) promote concentration of liquidity of shares received by shareholders from the Merged Companies, and
(b) grant equal treatment to shareholders of the companies involved. Before the Merger, the class B preferred shares of TIM NORDESTE was already the class of preferred shares with higher number of shares negotiated in public markets (4,370,184,688 class B preferred shares as opposed to 800 class A shares, 88,364,759 class C shares, and 311,519,830 class D shares). It is an extremely material difference (class B represented 91.61% of company's preferred shares), being, therefore, such security very relevant for market negotiation purposes. The intention of concentrating the liquidity of the Surviving Entity's securities was the basis to choosing the class B of preferred shares to substitute the other classes of the Merged Companies' shares. The change in preferred shareholders' rights has also been reviewed through an equity-based analysis under the point of view of each Merged Company and all of the Surviving Entities' shareholders. Such change in rights would not cause damages to such shareholders, if considered the company's historic results and the fact that preferred shares class B of the Surviving entity has a preference in dividend payments as compared to other kinds and classes of shares of TIM NORDESTE, as set forth in article 56 of its by-laws.

                     Jaboatao dos Guararapes, March 5, 2004.

                 ______________________________________________
                                 Walmir Kesseli
                           Investors Relations Officer
                    TELE NORDESTE CELULAR PARTICIPACOES S.A.


               ___________________________________________________
                          Mario Cesar Pereira de Araujo
                           Investors Relations Officer
                       TIM NORDESTE TELECOMUNICACOES S.A.
                      (current name of TELPE CELULAR S.A.)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: March 9, 2004

                                        By:  /s/ WALMIR URBANO KESSELI
                                             -----------------------------
                                        Name:  Walmir Urbano Kesseli
                                        Title: Chief Financial Officer